Mail Stop 4561

January 25, 2006

Jeffrey Wise
Principal Financial Officer
FC Banc Corp.
Farmers Citizens Bank Building, Box 567
Bucyrus, Ohio 44820

RE:	FC Banc Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 0-25616

Dear Mr. Wise,

	We have reviewed your letter filed on January 13, 2006 and have the following comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Provision for Loan Losses, page 25

1. We note your response to prior comment 2. Please quantify for us the amount of the $90,000 increase in your reserve for loan losses related to the additional credit risk associated with anticipated growth of the loan portfolio and the amount related to the overall credit quality of the portfolio as of December 31, 2004.


Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your letter on
EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.




You may contact Michael Volley, Staff Accountant, at (202) 551-
3437
or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,



Paul Cline
Senior Accountant

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Jeffrey Wise
FC Banc Corp.
January 25, 2006
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